Exhibit 99.1

 Breitburn Energy Partners LP Reports Second Quarter 2014 Results and Provides Second Half 2014 Guidance

LOS ANGELES, July 24, 2014 -- Breitburn Energy Partners LP (NASDAQ:BBEP) (Breitburn) today announced financial and operating results for the second quarter of 2014.

Breitburn and QR Energy, LP (NYSE: QRE) also announced today the signing of a definitive merger agreement pursuant to which Breitburn will acquire QR Energy in a unit-for-unit exchange valued at approximately $3.0 billion, including QR Energy’s existing net debt and outstanding Class C Convertible Preferred Units.

Key Highlights for the Second Quarter 2014:

•	Increased total production to a record quarterly high of 3.4 MMBoe, which represents a 38% increase from the second quarter of 2013.
•	Increased oil and natural gas liquids (NGL) production to a record quarterly high of 2.2 MMBoe, which represents a 69% increase from the second quarter of 2013.
•	Adjusted EBITDA, a non-GAAP financial measure, was $110.0 million, which represents a 30% increase from the second quarter of 2013.
•	Drilled and completed 33 gross (30.4 net) wells and completed 14 gross (13.7 net) workovers.
•	Declared cash distributions attributable to the second quarter of 2014 of approximately $2.01 per unit on an annualized basis, which represents a 4.7% increase from the second quarter of 2013.
•	Distributable cash flow, a non-GAAP financial measure, was $52.7 million, which represents a 9% increase from the second quarter of 2013.
•	Issued 8 million shares of 8.25% Series A Cumulative Redeemable Perpetual Preferred Units at $25.00 per unit, resulting in net proceeds of $193 million.

Management Commentary

Halbert S. Washburn, Breitburn’s Chief Executive Officer, said: “We delivered another record quarter with total production reaching approximately 3.4 million Boe, representing a 5% increase from the first quarter of this year. We continued to move forward with our robust capital program, drilling 33 gross wells and completing 14 workovers during the quarter. As a result of our liquids focused capital program, oil and NGL production also increased to approximately 65% of total production in the quarter.  Most importantly we are very pleased about the acquisition of QR Energy that we announced earlier today.  This combination combines complementary, high quality asset portfolios and like-minded operating philosophies to form the largest oil-weighted upstream MLP.  We believe this transaction will benefit the unitholders of both companies and create significant value from an expanded portfolio of assets and organic development opportunities.”

Second Quarter 2014 Operating and Financial Results Compared to First Quarter 2014

•	Total production was 3,373 MBoe in the second quarter of 2014 compared to 3,219 MBoe in the first quarter of 2014. Average daily production was 37.1 MBoe/day in the second quarter of 2014 compared to 35.8 MBoe/day in the first quarter of 2014.
◦	Oil production increased to 1,901 MBbl compared to 1,799 MBbl in the first quarter of 2014
◦	NGL production increased to 279 MBbl compared to 258 MBbl in the first quarter of 2014
◦	Natural gas production increased to 7,163 MMcf compared to 6,971 MMcf in the first quarter of 2014

•	Adjusted EBITDA was $110.0 million in the second quarter of 2014 compared to $117.8 million in the first quarter of 2014. The decrease was primarily due to higher commodity derivative settlement payments and lower realized natural gas prices, partially offset by higher crude oil volumes and prices.
•	Net loss attributable to common unitholders was $106.6 million, or $0.89 per diluted common unit, in the second quarter of 2014 compared to a net loss of $9.8 million, or $0.08 per diluted common unit, in the first quarter of 2014.
•	Oil, NGL, and natural gas sales revenues were $219.1 million in the second quarter of 2014, compared to $223.6 million in the first quarter of 2014, primarily due to lower realized natural gas prices partially offset by higher realized oil prices and sales volumes.
•	Lease operating expenses, which include district expenses, processing fees and transportation costs, were $21.03 per Boe in the second quarter of 2014 compared to $20.81 per Boe in the first quarter of 2014.

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•	General and administrative expenses, excluding non-cash unit-based compensation, were $3.06 per Boe in the second quarter of 2014 compared to $3.78 per Boe in the first quarter of 2014.
•	Losses on commodity derivative instruments were $127.0 million in the second quarter of 2014 compared to losses of $40.2 million in the first quarter of 2014, which primarily reflected an increase in crude oil and natural gas futures prices during the second quarter of 2014. Derivative instrument settlement payments were $17.0 million in the second quarter of 2014 compared to payments of $13.5 million in the first quarter of 2014.
•	WTI oil spot prices averaged $103.35 per barrel and Brent oil spot prices averaged $109.69 per barrel in the second quarter of 2014 compared to $98.68 per barrel and $108.14 per barrel, respectively, in the first quarter of 2014. Henry Hub natural gas spot prices averaged $4.61 per Mcf in the second quarter of 2014 compared to $5.18 per Mcf in the first quarter of 2014.
•	Realized crude oil, NGL, and natural gas prices, excluding the effects of commodity derivative settlements, averaged $95.74 per Bbl, $38.26 per Bbl and $4.81 per Mcf, respectively, in the second quarter of 2014, compared to $92.12 per Bbl, $42.89 per Bbl and $6.51 per Mcf, respectively, in the first quarter of 2014.
•	Oil and gas capital expenditures were $89 million in the second quarter of 2014 compared to $79 million in the first quarter of 2014.
•	Distributable cash flow, a non-GAAP financial measure, was $52.7 million in the second quarter of 2014 compared to $60.3 million in the first quarter of 2014. Distributable cash flow per common unit was approximately $0.431 in the second quarter of 2014 compared to approximately $0.496 in the first quarter of 2014.

Management Provides Second Half 2014 Production, Adjusted EBITDA and Capital Expenditures Guidance

Excluding the effect of any acquisitions, Breitburn is forecasting total production for the second half of 2014 to be between 6.8 million and 7.2 million Boe, with oil production now expected to be between 3.8 million and 4.2 million barrels, and still expects to achieve its targeted December 2014 production exit rate of between 38,400 and 40,800 Boe/d.  This revised production outlook is principally due to the recent performance of Breitburn’s operations in the Permian Basin.  Breitburn also expects second half Adjusted EBITDA to be between $235 million and $255 million, principally as a result of lower expected oil revenues. Total oil and gas capital expenditures for the second half of 2014 are expected to be between $170 million and $180 million.

Reconciliation of Adjusted EBITDA. The Adjusted EBITDA range above assumes estimated net income (before non-cash compensation) between $80 million and $102 million, less mark-to-market gains on commodity derivative instruments of $40 million, plus DD&A of $137 million, plus interest expense between $56 million (high end of Adjusted EBITDA) and $58 million (low end of Adjusted EBITDA). Estimated 2014 net income is based on oil prices of $105 per barrel for WTI oil, $110 per barrel Brent oil, and $4.00 per Mcfe for natural gas. Consequently, differences between actual and forecast prices could result in changes to gains or losses on mark to market of commodity derivative instruments, DD&A, including potential impairments of long-lived assets, and ultimately, net income.

The foregoing guidance is subject to all of the cautionary statements and limitations described below and under the caption “Cautionary Statement Regarding Forward-Looking Information.” In addition, estimates for Breitburn’s future production volumes are based on, among other things, assumptions of capital expenditure levels and the assumption that market demand and prices for oil and gas will continue at levels that allow for economic production of these products. The production, transportation and marketing of oil and gas are extremely complex and are subject to disruption due to transportation and processing availability, mechanical failure, human error, weather, and numerous other factors, including the inability to obtain expected supply of CO2. Breitburn’s estimates are based on certain other assumptions, such as well performance, which may actually prove to vary significantly from those assumed. Lease operating costs, including major maintenance costs, vary in response to changes in prices of services and materials used in the operation of our properties and the amount of maintenance activity required. Lease operating costs, including taxes, utilities and service company costs, move directionally with increases and decreases in commodity prices, and we cannot fully predict such future commodity or operating costs. Similarly, interest rates and price differentials are set by the market and are not within our control, and they can vary dramatically from time to time. Capital expenditures are based on our current expectations as to the level of capital expenditures that will be justified based upon the other assumptions set forth below as well as expectations about other operating and economic factors not set forth below. The foregoing guidance does not constitute any form of guarantee, assurance or promise that the matters indicated will actually be achieved. Rather, the foregoing guidance simply sets forth our best estimate today for these matters based upon our current expectations about the future based upon both stated and unstated assumptions. Actual conditions and those assumptions may, and probably will, change over the course of the year.

Impact of Derivative Instruments

Breitburn uses commodity derivative instruments to mitigate risks associated with commodity price volatility and to help maintain cash flows for operating activities, acquisitions, capital expenditures and distributions. Breitburn does not enter into derivative instruments for speculative trading purposes. Because Breitburn does not use hedge accounting to account for its derivative instruments, changes in the fair value of derivative instruments are recorded in Breitburn’s earnings during each reporting period. These non-cash changes in the fair value of derivatives do not affect Adjusted EBITDA, cash flow from operations, distributable cash flow or Breitburn’s ability to pay cash distributions for the reporting periods presented.

Total losses from commodity derivative instruments were approximately $127.0 million for the second quarter of 2014, which included payments of $17.0 million for derivative instruments that settled during the period.

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Production, Statement of Operations, and Realized Price Information

The following table presents production, selected income statement and realized price information for the three months ended June 30, 2014 and 2013 and the three months ended March 31, 2014:

	Three Months Ended
	June 30,	March 31,	June 30,
Thousands of dollars, except as indicated	2014	2014	2013
Oil sales	$173,948	$167,086	$116,508
NGL sales	10,675	11,065	3,297
Natural gas sales	34,428	45,405	29,481
Gain (loss) on commodity derivative instruments	(127,000)	(40,228)	66,993
Other revenues, net	1,071	1,584	702
Total revenues	$93,122	$184,912	$216,981
Lease operating expenses (a)	$70,923	$66,990	$48,544
Production and property taxes (b)	16,001	15,659	11,066
Total lease operating expenses	86,924	82,649	59,610
Purchases and other operating costs	110	214	337
Change in inventory	(3,974)	(666)	1,287
Total operating costs	$83,060	$82,197	$61,234
Lease operating expenses, pre taxes, per Boe (a)	$21.03	$20.81	$19.79
Production and property taxes per Boe (b)	4.74	4.86	4.51
Total lease operating expenses per Boe	$25.77	$25.67	$24.30
General and administrative expenses (excluding unit-based compensation)	$10,322	$12,180	$8,727
Net income (loss)	$(104,725)	$(9,758)	$76,432
Less: distributions to preferred unitholders	1,833	-	-
Net income (loss) attributable to common unitholders	$(106,558)	$(9,758)	$76,432

Total production (MBoe) (c)	3,373	3,219	2,453
Oil (MBbl)	1,901	1,799	1,163
NGLs (MBbl)	279	258	124
Natural gas (MMcf)	7,163	6,971	6,994
Average daily production (Boe/d)	37,069	35,768	26,956
Sales volumes (MBoe) (d)	3,289	3,233	2,528
Average realized sales price (per Boe) (e) (f)	$66.59	$69.12	$58.98
Oil (per Bbl) (e) (f)	95.74	92.12	93.95
NGLs (per Bbl) (e)	38.26	42.89	26.61
Natural gas (per Mcf) (e)	$4.81	$6.51	$4.22

(a)	Includes district expenses, transportation expenses and processing fees.
(b)	Includes ad valorem and severance taxes.
(c)	Natural gas is converted on the basis of six Mcf of gas per one Bbl of oil equivalent. This ratio reflects an energy content equivalency and not a price or revenue equivalency. Given commodity price disparities, the price for a Bbl of oil equivalent for natural gas is significantly less than the price for a Bbl of oil.
(d)	Oil sales were 1,817 MBbl, 1,813 MBbl and 1,238 MBbl for the three months ended June 30, 2014, March 31, 2014 and June 30, 2013, respectively.
(e)	Excludes the effect of commodity derivative settlements.
(f)	Includes oil purchases.

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Non-GAAP Financial Measures

This press release, the financial tables and other supplemental information, including the reconciliations of certain non-generally accepted accounting principles (“non-GAAP”) measures to their nearest comparable generally accepted accounting principles (“GAAP”) measures, may be used periodically by management when discussing Breitburn’s financial results with investors and analysts, and they are also available on Breitburn’s website under the Investor Relations tab.

Among the non-GAAP financial measures used are “Adjusted EBITDA” and “distributable cash flow.” These non-GAAP financial measures should not be considered as alternatives to GAAP measures, such as net income, operating income, cash flow from operating activities or any other GAAP measure of liquidity or financial performance. Management believes that these non-GAAP financial measures enhance comparability to prior periods.

Adjusted EBITDA is presented because management believes it provides additional information relative to the performance of Breitburn’s assets, without regard to financing methods or capital structure. Distributable cash flow is used by management as a tool to measure the cash distributions we could pay to our unitholders.  This financial measure indicates to investors whether or not we are generating cash flow at a level that can support our distribution rate to our unitholders. These non-GAAP financial measures may not be comparable to similarly titled measures of other publicly traded partnerships or limited liability companies because all companies may not calculate Adjusted EBITDA or distributable cash flow in the same manner.

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Adjusted EBITDA

The following table presents a reconciliation of net income (loss) and net cash flows from operating activities, our most directly comparable GAAP financial performance and liquidity measures, to Adjusted EBITDA for each of the periods indicated.

Three Months Ended
June 30,	March 31,	June 30,
Thousands of dollars	2014	2014	2013
Reconciliation of net loss to Adjusted EBITDA:
Net income (loss)	$(104,725)	$(9,758)	$76,432
Loss (gain) on commodity derivative instruments	127,000	40,228	$(66,993)
Commodity derivative instrument settlements (a) (b)	(17,024)	(13,500)	$4,798
Depletion, depreciation and amortization expense	68,245	63,501	$46,541
Interest expense and other financing costs	30,208	30,658	$18,420
Loss on sale of assets	334	86	$71
Income tax expense (benefit)	(159)	11	$574
Unit-based compensation expense (c)	6,098	6,549	$4,989
Adjusted EBITDA	$109,977	$117,775	$84,832
Less:
Maintenance capital (d)	$26,999	$28,932	$19,511
Cash interest expense	28,399	28,571	17,073
Distributions to preferred unitholders	1,833	-	-
Distributable cash flow available to common unitholders	$52,746	$60,272	$48,248
Distributable cash flow available per common unit (e)	$0.431	$0.496	$0.476
Common unit distribution coverage	0.86	x	1.00	x	1.00	x

Reconciliation of net cash flows from operating activities to Adjusted EBITDA:

Net cash provided by operating activities	$74,798	$116,311	$38,570
Increase (decrease) in assets net of liabilities relating to operating activities	7,300	(27,361)	29,074
Interest expense (f)	28,178	28,674	17,062
Income from equity affiliates, net	(388)	107	(130)
Income taxes	89	44	256
Adjusted EBITDA	$109,977	$117,775	$84,832
(0)	0	0
(a) Excludes premiums paid at contract inception related to those derivative contracts that settled during the periods of:	$2,118	$2,095	$1,220
(b) Includes net cash settlements on derivative instruments:
- Oil settlements paid of:	$(18,125)	$(11,680)	$(3,572)
- Natural gas settlements received (paid) of:	$1,101	$(1,820)	$8,370
(c) Represents non-cash long-term unit-based incentive compensation expense.
(d) Maintenance Capital is management's estimate of the investment in capital projects and obligatory spending on existing facilities and operations needed to hold production approximately flat year over year.
(e) Includes common units outstanding (including outstanding LTIP grants) at each distribution record date.
(f) Excludes amortization of debt issuance costs and amortization of senior note discount/premium.

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Hedge Portfolio Summary

The table below summarizes Breitburn’s commodity derivative hedge portfolio as of July 22, 2014. Please refer to the updated Commodity Price Protection Portfolio via our website for additional details related to our hedge portfolio.

	Year
	2014	2015	2016	2017	2018
Oil Positions:
Fixed Price Swaps - NYMEX WTI
Hedged Volume (Bbls/d)	14,911	13,059	9,211	7,971	493
Average Price ($/Bbl)	$92.73	$93.05	$86.73	$84.23	$82.20
Fixed Price Swaps - ICE Brent
Hedged Volume (Bbls/d)	4,950	3,374	4,300	298	-
Average Price ($/Bbl)	$99.05	$97.89	$95.17	$97.50	$-
Collars - NYMEX WTI
Hedged Volume (Bbls/d)	1,000	1,000	-	-	-
Average Floor Price ($/Bbl)	$90.00	$90.00	$-	$-	$-
Average Ceiling Price ($/Bbl)	$112.00	$113.50	$-	$-	$-
Collars - ICE Brent
Hedged Volume (Bbls/d)	-	500	500	-	-
Average Floor Price ($/Bbl)	$-	$90.00	$90.00	$-	$-
Average Ceiling Price ($/Bbl)	$-	$109.50	$101.25	$-	$-
Puts - NYMEX WTI
Hedged Volume (Bbls/d)	500	500	1,000	-	-
Average Price ($/Bbl)	$90.00	$90.00	$90.00	$-	$-
Total:
Hedged Volume (Bbls/d)	21,361	18,433	15,011	8,269	493
Average Price ($/Bbl)	$94.00	$93.61	$89.48	$84.71	$82.20

Gas Positions:
Fixed Price Swaps - MichCon City-Gate
Hedged Volume (MMBtu/d)	7,500	7,500	17,000	10,000	-
Average Price ($/MMBtu)	$6.00	$6.00	$4.46	$4.48	$-
Fixed Price Swaps - Henry Hub
Hedged Volume (MMBtu/d)	41,600	47,700	24,700	8,571	1,870
Average Price ($/MMBtu)	$4.75	$4.77	$4.23	$4.39	$4.15
Puts - Henry Hub
Hedged Volume (MMBtu/d)	6,000	1,500	-	-	-
Average Price ($/MMBtu)	$5.00	$5.00	$-	$-	$-
Total:
Hedged Volume (MMBtu/d)	55,100	56,700	41,700	18,571	1,870
Average Price ($/MMBtu)	$4.95	$4.94	$4.32	$4.44	$4.15

Calls - Henry Hub
Hedged Volume (MMBtu/d)	15,000	-	-	-	-
Average Price ($/MMBtu)	$9.00	$-	$-	$-	$-
Deferred Premium ($/MMBtu)	$0.12	$-	$-	$-	$-

Premiums paid in 2012 related to oil and natural gas derivatives to be settled in the third quarter of 2014 and beyond are as follows:

	Year
Thousands of dollars	2014	2015	2016	2017	2018
Oil	$2,258	$4,683	$7,438	$734	$-
Natural gas	$2,024	$1,989	$952	$-	$-

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Other Information

Breitburn will host a conference call later today, Thursday, July 24, 2014, at 9:00 a.m. (EDT) to discuss the transaction and Breitburn’s second quarter results. Interested parties may access the conference call over the Internet via the Investor Relations tab of Breitburn’s website (www.breitburn.com), or via telephone by dialing (888) 364-3108 (international callers dial +1 (719) 457-1512) a few minutes prior to the beginning of the call to register. Those listening via the Internet should go to the site 15 minutes early to register and download and install any necessary audio software. In addition, a replay of the call will be available through July 31, 2014, by dialing (877) 870-5176 (international callers dial +1 (858) 384-5517)) and entering replay PIN 2705055, or by going to the Investor Relations tab of Breitburn’s website (www.breitburn.com). Breitburn will take questions from securities analysts and institutional portfolio managers; the call is open to all other interested parties on a listen-only basis.

Quarterly Report on Form 10Q

Breitburn’s financial statements and related footnotes will be available in its 10Q for the quarter ended June 30, 2014, which Breitburn expects to file with the SEC in early August and which will be available via the Investor Relations tab of Breitburn’s website (www.breitburn.com) or on the SEC website at www.sec.gov.

About Breitburn Energy Partners LP

Breitburn Energy Partners LP is a publicly-traded independent oil and gas master limited partnership focused on the acquisition, exploitation, development, and production of oil and gas properties throughout the United States. Breitburn’s producing and non-producing crude oil and natural gas reserves are located in Michigan, Oklahoma, Texas, Wyoming, California, Florida, Indiana and Kentucky. See www.breitburn.com for more information.

 Additional Information about the Proposed Transactions and Where to Find It

In connection with the proposed transactions, Breitburn intends to file with the SEC a registration statement on Form S-4 that will include a prospectus of Breitburn and a proxy statement of QR Energy. Each of Breitburn and QR Energy also plan to file other relevant documents with the SEC regarding the proposed transactions. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Breitburn and QR Energy with the SEC at the SEC’s website at www.sec.gov. You may also obtain these documents by contacting Breitburn Investor Relations in writing at 515 S. Flower Street, Suite 4800, Los Angeles, CA, 90071, or via e-mail by using the “Contact Form” located at the Investor Relations tab at www.breitburn.com or by calling (213) 225-0390; or by contacting QR Energy Investor Relations in writing at 1401 McKinney Street, Suite 2400, Houston, TX 77010, or via e-mail at ir@qracq.com or by calling (713) 452-2990.

Participants in the Solicitation

Breitburn and QR Energy and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about Breitburn’s directors and executive officers is available in Breitburn’s proxy statement dated April 25, 2014, for its 2014 Annual Meeting of Unitholders. Information about QR Energy’s directors and executive officers is available in QR Energy’s proxy statement dated February 3, 2014, for its Special Meeting of Unitholders held on March 10, 2014. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Breitburn or QR Energy using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

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Cautionary Statement Regarding Forward-Looking Information

This press release contains forward-looking statements relating to Breitburn’s operations that are based on management’s current expectations, estimates and projections about its operations. Words and phrases such as “believes,” “expect,” “future,” “impact,” “guidance,” “will be,” “will commence,” and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. These include risks relating to Breitburn’s financial performance and results, availability of sufficient cash flow and other sources of liquidity to execute our business plan, prices and demand for natural gas and oil, increases in operating costs, uncertainties inherent in estimating our reserves and production, our ability to replace reserves and efficiently develop our current reserves, political and regulatory developments relating to taxes, derivatives and our oil and gas operations, risks relating to our acquisitions, and the factors set forth under the heading “Risk Factors” incorporated by reference from our Annual Report on Form 10-K filed with the Securities and Exchange Commission, and if applicable, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. The reader should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Breitburn undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Unpredictable or unknown factors not discussed herein also could have material adverse effects on forward-looking statements.

Contacts:

Antonio D'Amico

Vice President, Investor Relations & Government Affairs

or

Jessica Tang

Investor Relations Manager

(213) 225-0390

BBEP-IR

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Breitburn Energy Partners LP and Subsidiaries
Unaudited Consolidated Balance Sheets

	June 30,	December 31,
Thousands	2014	2013
ASSETS
Current assets
Cash	$9,015	$2,458
Accounts and other receivables, net	97,630	96,862
Derivative instruments	2,240	7,914
Related party receivables	1,282	2,604
Inventory	9,237	3,890
Prepaid expenses	393	3,334
Total current assets	119,797	117,062
Equity investments	6,360	6,641
Property, plant and equipment
Oil and gas properties	4,988,859	4,818,639
Other assets	30,932	21,338
	5,019,791	4,839,977
Accumulated depletion and depreciation	(1,049,498)	(924,601)
Net property, plant and equipment	3,970,293	3,915,376
Other long-term assets
Intangibles, net	10,282	11,679
Derivative instruments	3,631	71,319
Other long-term assets	75,489	74,205
Total assets	$4,185,852	$4,196,282
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$64,329	$69,809
Derivative instruments	48,827	24,876
Distributions payable	1,833	-
Revenue and royalties payable	36,308	26,233
Wages and salaries payable	10,817	15,359
Accrued interest payable	19,515	19,690
Accrued liabilities	33,743	26,922
Total current liabilities	215,372	182,889
Credit facility	655,500	733,000
Senior notes, net	1,156,618	1,156,675
Deferred income taxes	2,468	2,749
Asset retirement obligation	129,394	123,769
Derivative instruments	41,951	2,560
Other long-term liabilities	4,922	4,820
Total liabilities	2,206,225	2,206,462

Equity
Series A preferred units, 8.0 million units issued and outstanding at June 30, 2014 and 0 at December 31, 2013	193,226	-
Common units, 120.2 million units issued and outstanding at June 30, 2014 and 119.2 million at December 31, 2013	1,786,401	1,989,820
Total equity	1,979,627	1,989,820

Total liabilities and equity	$4,185,852	$4,196,282

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Breitburn Energy Partners LP and Subsidiaries

Unaudited Consolidated Statements of Operations

	Three Months Ended		Six Months Ended
	June 30,		June 30,
Thousands of dollars, except per unit amounts	2014	2013	2014	2013

Revenues and other income items
Oil, natural gas and natural gas liquid sales	$219,051	$149,286	$442,607	$269,648
Gain (loss) on commodity derivative instruments, net	(127,000)	66,993	(167,228)	42,817
Other revenue, net	1,071	702	2,655	1,460
Total revenues and other income items	93,122	216,981	278,034	313,925
Operating costs and expenses
Operating costs	83,060	61,234	165,257	113,387
Depletion, depreciation and amortization	68,245	46,541	131,746	94,331
General and administrative expenses	16,420	13,716	35,149	28,579
Loss on sale of assets	334	71	420	62
Total operating costs and expenses	168,059	121,562	332,572	236,359

Operating income (loss)	(74,937)	95,419	(54,538)	77,566

Interest expense, net of capitalized interest	30,208	18,420	60,866	36,839
Other income, net	(261)	(7)	(773)	(9)
Total other expense	29,947	18,413	60,093	36,830

Income (loss) before taxes	(104,884)	77,006	(114,631)	40,736

Income tax expense (benefit)	(159)	574	(148)	604

Net income (loss)	(104,725)	76,432	(114,483)	40,132

Less: distributions to preferred unitholders	1,833	-	1,833	-

Net income (loss) attributable to common unitholders	$(106,558)	$76,432	$(116,316)	$40,132

Basic net income (loss) per common unit	$(0.89)	$0.75	$(0.97)	$0.41
Diluted net income (loss) income per common unit	$(0.89)	$0.75	$(0.97)	$0.41

10

Breitburn Energy Partners LP and Subsidiaries

Unaudited Consolidated Statements of Cash Flows

	Six Months Ended
	June 30,
Thousands of dollars	2014	2013

Cash flows from operating activities
Net income (loss)	$(114,483)	$40,132
Adjustments to reconcile net loss to cash flow from operating activities:
Depletion, depreciation and amortization	131,746	94,331
Unit-based compensation expense	12,647	9,797
Loss (gain) on derivative instruments	167,228	(42,817)
Derivative instrument settlement receipts (payments)	(30,524)	9,956
Income from equity affiliates, net	281	(1)
Deferred income taxes	(281)	297
Loss on sale of assets	420	62
Other	3,487	2,239
Changes in assets and liabilities:
Accounts receivable and other assets	2,097	(13,050)
Inventory	(5,347)	(1,801)
Net change in related party receivables and payables	1,322	649
Accounts payable and other liabilities	22,516	(2,372)
Net cash provided by operating activities	191,109	97,422
Cash flows from investing activities
Property acquisitions	(2,684)	598
Capital expenditures	(188,758)	(100,211)
Other	(5,706)	-
Deposit for oil and gas properties	-	(85,980)
Proceeds from sale of assets	542	160
Net cash used in investing activities	(196,606)	(185,433)
Cash flows from financing activities
Proceeds from issuance of preferred units, net	193,397	-
Proceeds from issuance of common units, net	20,273	285,016
Distributions to preferred unitholders	-	-
Distributions to common unitholders	(120,059)	(88,757)
Proceeds from issuance of long-term debt, net	466,000	397,000
Repayments of long-term debt	(543,500)	(507,000)
Change in book overdraft	(2,425)	(291)
Long-term debt issuance costs	(1,632)	(328)
Net cash used in financing activities	12,054	85,640
Increase (decrease) in cash	6,557	(2,371)
Cash beginning of period	2,458	4,507
Cash end of period	$9,015	$2,136

11